ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 4, 2006

Securities and Exchange Comm
Division of Corporation Financ
Office of International Corporat
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
4 August 2006 (ASX – Announcement & Media Release – Gulf Coast well spuds)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 August 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

OFFSHORE GULF COAST WELL SPUDS

The ST135S #1 well has spudded and is currently drilling ahead in 13.5 inch hole at 1,047 feet using Todco Rig 57. The well is located in the Redfish Reef Area of Galveston Bay State Tract 135, offshore Gulf of Mexico.



The ST135S #1 well, in which FAR has a 12.5% working interest (reducing to 9.375% after payout), has a planned total depth of 9,900 feet and will test a multiple Frio Sand Prospect supported and defined by 3-D Seismic and subsurface data. Planned drilling duration is approximately 12 days.

The Prospect is adjacent to and across a saddle from the existing Smith Point Field that has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand). Three drilling locations have been identified by Seismic mapping.

Portion of the play lies within the northeast half of Galveston Bay State Tract 135 where FAR recently submitted the winning bid (US$169,500) with Genesis Production Co and others to secure protective acreage now aggregating 640 acres offshore Gulf of Mexico.


Locations

An existing platform facility lies within 3 miles of the proposed location enabling use of spare tankage for temporary flow through with favourable processing fees. From here gas and oil may be pipelined to shore where gas goes into a trunk line and oil is trucked from a tank facility.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible 6), the nearby platform facility and the potential for near term production. The Operator is Genesis Production Co of Houston, Texas. All other participants are North American entities.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au